Contact

www.linkedin.com/in/jake-menard-454b5b152 (LinkedIn)

Top Skills

Process Scheduler
Quality Management
Materials Management

Jake Menard

Co-Founder & Chief Financial Officer - RenewaBlox
Oswego, Illinois, United States

Experience

RenewaBlox
Chief Financial Officer
November 2021 - Present (2 years 1 month)

Dwell Homes, Inc
Project Manager
June 2021 - Present (2 years 6 months)
Illinois, United States

Project manager for Dwell Homes - Managing active worksites, material and contractor procurement.

Chicago White Sox
5 years

Instructional Coach
May 2018 - May 2022 (4 years 1 month)
333 W 35th Street

Work in the Kids Zone at Guaranteed Rate Field and work summer baseball camps

Instructional Coach
June 2017 - May 2022 (5 years)

Phillips Park Golf Course
Seasonal Worker
May 2016 - August 2016 (4 months)

Education

Illinois Institute of Technology
Master of Science - MS, Finance, General · (2019 - 2021)

Illinois Institute of Technology
Bachelor of Science - BS, Business Administration and Management, General · (2016 - 2021)